February 12, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Jean Yu

United States Securities and Exchange Commission

Division of Corporate Finance, Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Re:  Synaptics Incorporated

Form 10-K for the Fiscal Year Ended June 27, 2020

Filed on August 21, 2020

File No. 000-49602

Dear Ms. Yu:

Synaptics Incorporated (the “Company”) thanks you for the correspondence of the staff of the U.S. Securities and Exchange Commission (the “Commission’) dated February 2, 2021 (the “Comment Letter”), relating to the aforementioned Form 10-K.

We note that the Commission has asked that the Company either respond to the Commission’s comments in the Comment Letter within ten business days or advise when the Company will provide a response. We are currently reviewing the Comment Letter. The Company respectfully requests that it be allowed to tender our response no later than February 24, 2021. This additional time will enable the Company to devote appropriate time and resources to consider the Commission’s comments and to complete our responses.

If you have any questions regarding this matter, please feel free to contact me by telephone at (408) 904-2741.

Very truly yours,

Synaptics Incorporated

By:	/s/ John McFarland

John McFarland Senior Vice President, General Counsel, and Secretary

Cc:	U.S. Securities and Exchange Commission

Andrew Blume

Sherry Haywood

Jay Ingram

Synaptics Incorporated ● 1251 McKay ● San Jose, CA 95131 USA

Ph.: 408.904.1100 ● fax: 408.904.1110

www.synaptics.com